FORM 6K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of November 26, 2001.

DEALCHECK.COM INC.

(Exact Name of Registrant as Specified in its Charter)

Ontario, Canada

(Jurisdiction of Incorporation)

65 Queen Street West, Suite 1905, Toronto, Ontario, Canada, M5H 2M5

(Address of Principal Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20F	X	Form 40F	______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES	______	NO	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/S/   Terence Robinson
Terence Robinson
Chairman and CEO
Dealcheck.com Inc.

Date:  November 26, 2001

DEALCHECK.COM INC.

FOR IMMEDIATE RELEASE

Dealcheck.com Inc announces licensing opportunity for its Biochex technology

Toronto, November 26, 2001 - Dealcheck.com Inc. (OTCBB: DCHK) is pleased to inform that it has received a letter of intent from HealthFrontier (Canada) Inc. desiring to engage Biochex in integrating BluetoothTM technology enhancement into their existing product lines.

A formal agreement based on the letter of intent is anticipated to be finalized by January 15, 2002 and will generate for Biochex a development fee estimated at $250,000 plus royalty of 2% to 7% on gross sales of the products.

Mr. Jose Laraya, the Chief Technology Officer of Biochex commented, "We believe that HealthFrontier products will provide a good base to demonstrate the effectiveness of our technology. The letter of intent is a confirmation of potential demand for our technology and products."

About HealthFrontier (Canada) Inc.

HealthFrontierTM is a private corporation with offices in Toronto and Lewiston, New York. It develops and markets Web and Wireless remote health monitoring devices and technology along with data warehousing/mining services for patients, physicians, healthcare institutions, pharmaceuticals and other health professionals. HealthFrontier's Remote Health Monitoring Server, (RHMS) provides users with the ability to store and track vital signs including; ECG, blood pressure, heart rate, blood glucose and spirometry readings over the Internet, in a totally secure connection through regular and wireless connections. HealthFrontier's RHMS is available for institutional deployment, for hospitals, and other providers. For more information on HealthFrontier (Canada) Inc., visit their web site at www.healthfrontier.com.

About Biochex

Biochex products represent first of various Internet appliances planned for future development by our wholly owned subsidiary, 1388755 Ontario Inc.

1388755 Ontario Inc.'s objective is to innovate and develop cost-effective, secure and portable Internet appliances, with wireless connection to the Web, using the latest technologies for wireless connectivity such as BluetoothTM (short range, low power radio technology), 802.11HR and Wi-Fi.

The initial beta testing of the first Biochex device was successfully completed in June 2001. Another beta testing on a smaller transducer is expected to be completed by the end of December 2001.

For more information on Biochex, contact Mr. Jose Laraya at 416-860-0211 or visit the web site at www.biochex.com.

About Dealcheck.com Inc.

DealCheck.com Inc. focuses on funding the development of Internet oriented businesses, which have yet to go beyond the conceptual level, and to invest in the equity of other companies whose business models require extensive use of Internet related services. The Company's strategy envisions applying the financial resources and management expertise to foster the growth and profitability and promoting opportunities for synergistic business relationships among its investees.

For more information on Dealcheck.com Inc. Contact Kam Shah, CFO at 416-860-9997 or visit the web site at www.dealcheck.com. For Investor Relations, contact Rob Kennedy at Current Capital Corp. at 416-860-0211 or visit the website at www.currentcapital.com.

Trading in DealCheck.com shares are reported on the NASD-OTCBB under the symbol "DCHK".

No regulatory authority has approved nor disapproved the content of this release.

This press release contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 (the "Act"). In particular, when used in the preceding discussion, the words "plans", "confident that", "believe", "expect", or "intend to", and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Act and are subject to the safe harbor created by the Act. Such statements are subject to certain risks and uncertainties and actual results could differ materially from those expressed in any of the forward-looking statements.